Special General Meeting of Cellect Biotechnology Ltd.

Date: September 18, 2016

See Voting Instruction On Reverse Side.

Please make your marks like this: X Use pen only

		For	Against	Abstain
2.	**On the agenda of the special meeting**			
2.1	**Transition to the reporting format in compliance with U.S. securities laws** – Approval of the Company's transition from the reporting format in accordance with Chapter F of the Securities Law 5728-1968 (the "**Securities Law**") and the reporting format in accordance with the U.S. Securities Exchange Act of 1934, as amended.	☐	☐	☐

		Yes	No
2.1.a	Are you a controlling shareholder in the Company? (Response required for vote to be counted)	☐	☐

		For	Against	Abstain
2.2	**D&O insurance (Framework Transaction)** – In accordance with approval of the Company's Compensation Committee from August 10, 2016 and the Company's Board of Directors from August 10, 2016, approval of the Company's engagement during the normal course of business, in the insurance policies, to cover the liability of directors and senior officers, as will be the case from time to time, by the Company and/or by subsidiaries (if any), including directors and senior officers or anyone considered controlling interest in the Company, and all by way of a 'Framework Transaction' as defined in the Company's regulations (relief in transactions with interested parties), 5760-2000 (the "**Relief Regulations**"), for a period of 3 years commencing on July 25, 2016 and until July 24, 2019 (the "**Period**"). The Company will be entitled during the Period to acquire a policy with a limit of liability of up to the accrued amount of up to US$20 million and for the entire insurance period. The annual amount of premium to be paid by the Company will not exceed US$120,000 plus an amount that constitutes up to 20% of said amount (subject to premium updates that might be required for the issuing, if any, etc.)	☐	☐	☐

		Yes	No
2.2.a	Do you have a personal interest in the approval of item 2.2? (Response required for vote to be counted for item 2.2)	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

_________________ Please Sign Here _________________ Please Date Above

_________________ Please Sign Here _________________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Special General Meeting of Cellect Biotechnology Ltd.
to be held September 18, 2016
For Holders as of August 18, 2016

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received prior to 12:00 p.m. EST on September 12, 2016.

PROXY TABULATOR FOR

CELLECT BIOTECHNOLOGY LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Cellect Biotechnology Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. EST on September 12, 2016)

The undersigned registered owner of American Depositary Receipts ("ADRs") hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such ADRs of **Cellect Biotechnology Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **August 18, 2016** at the **Special General Meeting** of the Shareholders of Cellect Biotechnology Ltd. to be held on **September 18, 2016** or at any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:
Instructions as to voting on the specific resolutions should be indicated by an X in the appropriate box.

PROXY TABULATOR FOR
CELLECT BIOTECHNOLOGY LTD.
P.O. Box 8016
CARY, NC 27512-9903